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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                       BY

                           SITHE ASIA HOLDINGS LIMITED


                                  ON BEHALF OF

                          DONGGUAN HOUJIE POWER COMPANY
                  CHANGZHOU SITHE COGENERATION COMPANY LIMITED
                   SAMUTPRAKARN COGENERATION COMPANY, LIMITED










            The Commission is requested to address communications to:

John P. Giraudo, Esq.
General Counsel                                     Jared W. Johnson, Esq.
Sithe Asia Holdings Limited                         Bradley D. Hutter
42/F Cheung Kong Center                             Latham & Watkins
No. 2 Queen's Road Central                          1001 Pennsylvania Ave.,N.W.
Hong Kong                                           Suite 1300
                                                    Washington, D.C.  20004


                                  July 10, 2000


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ITEM 1

        The names and business addresses of the entities claiming foreign utility company status under Section 33(a) of PUHCA are:

        Dongguan Houjie Power Company Limited ("Houjie")
        Xia Shi Jiao Cun, Houjie Municipality, Dongguang City, Guangdong Province, P.R.C.

        Changzhou Sithe Cogeneration Company Limited ("Changzhou")
        58 Huashan Bei Lu, New District, Changzhou 213022, Jiangsu Province, P.R.C.

        Samutprakarn Cogeneration Company, Limited ("Samutprakarn") Maptaput Industrial Estate, 745 Moo 2, Pracksamai Muang District, Samutprakarn Province 10280, Thailand


        1.      Houjie owns and operates a 63 MW oil-fired diesel plant and a
2.5 MW steam turbine facility located in Houjie, Dongguan City in Guangdong Province, PRC. All net electrical energy from the Houjie facility is sold to Dongguan Power Bureau under a long-term power purchase agreement. Houjie is a project company that is jointly owned by Sithe FWA Power Co. Ltd. (60%), Dongguan Houjie Technology Development (16%), Dongguan Power Corporation (12%) and Lucky Man Investment (12%). A majority interest in Sithe FWA Power Co. is indirectly owned by Sithe Asia ("Sithe Asia"). Sithe Asia is a leading independent power producer in Asia. Through its subsidiaries, Sithe Asia is engaged in developing, acquiring, constructing, owning and operating electric power generating facilities throughout Asia, including Korea, Thailand, China, the Philippines, Pakistan, India, and many of the other major national Asian power markets.

        2. Changzhou owns and operates a 38 MW gas turbine and 10 MW steam turbine cogeneration facility located in Changzhou City, Jiangsu Province, PRC. Energy from the


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Changzhou facility is purchased by the provincial power bureau. Changzhou is a project company that is jointly owned by Sithe China Holdings Limited (80%), Changzhou Hi Tech Zone General Company (10%) and Changzhou Municipal Power Supply Company (10%). A majority interest in Changzhou is indirectly owned by Sithe Asia.

        3. Samutprakarn owns and operates a 125 MW combined cycle natural gas-fired cogeneration plant located in the Bangpoo Industrial Estate, Samutprakarn Province, Thailand. Over 80% of the plant's annual contracted electric capacity is sold under a long-term power purchase agreement. Samutprakarn is a project company that is wholly-owned by Sithe Pacific Holdings Ltd. Sithe Asia, in turn, holds a majority interest in Sithe Pacific Holdings Ltd.

        Neither Houjie, Changzhou, nor Samutprakarn derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas within the United States. Neither Houjie, Changzhou nor Samutprakarn is a public-utility company operating in the United States.

ITEM 2

        Houjie, Changzhou and Samutprakarn are not associate companies, as defined in Section 2(a) of PUHCA, of any public-utility company in the United States.



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                                    EXHIBIT A

        The requirement for State commission certification set forth in Section 33(a)(2) of PUHCA is not applicable to this notification, because Houjie, Changzhou, Samutprakarn and Sithe Asia are not associate companies, or affiliate companies, of any domestic public-utility company.

                                    SIGNATURE

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Sithe Asia Holdings Limited


                                           By:   /s/ James Spencer
                                                 -----------------
                                                 James Spencer, President



Dated:  July 10, 2000


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